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82-34770

12 May 2006

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America


06013464


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2006
WASH, D.C.
192
SECTION

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara AGM approves dividend and buy-back program" dated 12 May, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure


YARA

Yara AGM approves dividend and buy-back program

Oslo (2006-05-12): Yara's Annual General Meeting yesterday approved a dividend of NOK 2.35 per share, cancelled repurchased shares and renewed the authorization of the Board of Directors to acquire own shares.

The dividend of NOK 2.35 per share will be paid out on 24 May 2006 to shareholders as of 11 May. The Yara share will be traded exclusive of dividend from 12 May. American Depository Receipts (ADRs) will also be traded exclusive of dividend from 12 May, and the payment date for ADRs is 1 June.

The Annual General Meeting resolved to cancel approximately 7.5 million repurchased shares and to redeemed approximately 4.3 million shares from the Norwegian State. The number of shares in the company will consequently be reduced to 302,979,444.

The Annual General Meeting resolved to renew the authorization of the Board of Directors to acquire the company's own shares. The Board is thereby given authorization to acquire up to 5 percent of Yara's shares within the next 12 months. Yara has renewed the agreement with the Norwegian State according to which the State's shares will be redeemed on a pro-rata basis to ensure that the State's ownership is unchanged in the event repurchased shares are cancelled.

Øivind Lund, Jørgen Ole Haslestad, Lone Fønss Schrøder and Leiv L. Nergaard were re-elected to the Board. Elisabeth Harstad was elected as new Board member.

The complete protocol from the Annual General Meeting will be made available before the end of 12 May on Yara's website
http://www.yara.com/en/investor_relations/corporate_governance/general_meetings

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2006
WASH. D.C.
192
SECTION

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com